                                                                   EXHIBIT 11.1

                             SIEBEL SYSTEMS, INC.
            STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE

                                           FOR THE YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                            1997          1996         1995
                                        ------------  ------------ ------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss)...................... $     (2,427) $      5,025 $        317
                                        ============  ============ ============
Weighted average shares outstanding....       34,428        24,800       16,148
Dilutive potential common shares.......          --          8,931        8,903
                                        ------------  ------------ ------------
Shares used in net income (loss) per
 diluted share computation.............       34,428        33,731       25,051
                                        ============  ============ ============
Net income (loss) per diluted share.... $      (0.07) $       0.15 $       0.01
                                        ============  ============ ============
Net income (loss) per basic share...... $      (0.07) $       0.20 $       0.02
                                        ============  ============ ============

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Notes:
Potential common shares of 5,822,000 are not included in the computation of net loss per diluted share in 1997 as the effect would be anti-dilutive.

Potential common shares include convertible preferred stock, as if converted, in 1996 and 1995 and common stock options, using the treasury stock method, for all periods presented.